Exhibit 99.2

For Investors:	For Media:
Keith Helming	Frauke Oberdieck
Chief Financial Officer	Corporate Communications
+31 20 655 9670	+31 20 655 9616
khelming@aercap.com	foberdieck@aercap.com

John Wikoff
Investor Relations
+31 6 3169 9430
jwikoff@aercap.com

PRESS RELEASE

AerCap Holdings N.V. Announces Share Repurchase

Amsterdam, Netherlands; June 1, 2015 - AerCap Holdings N.V. (NYSE: AER; “AerCap” or “the Company”) today announced that it has reached an agreement with American International Group, Inc. (“AIG” or the “selling shareholder”), the beneficial owner of 46% of AerCap’s ordinary shares outstanding as of March 31, 2015, to repurchase $750 million of the Company’s ordinary shares at a price per share equal to the price per share being paid by the underwriters to the selling shareholder in the previously announced secondary offering of AerCap ordinary shares by AIG, subject to certain adjustments and limitations.  Consideration for the share repurchase will consist of the issuance of $500 million of junior subordinated notes to AIG and $250 million of cash on hand.  The closing of the share repurchase transaction is contingent on all conditions precedent to the closing of the previously announced secondary offering and certain other customary conditions.  The Company expects the closing of the share repurchase to occur immediately prior to the closing of the secondary offering.  The closing of the secondary offering is not contingent on the closing of the share repurchase.

Pursuant to the share repurchase agreement, AerCap Global Aviation Trust, a wholly-owned subsidiary of AerCap (the “Issuer”), will issue to AIG $500 million in junior subordinated notes due 2045 (the “Notes”).  The 30 year Notes will initially accrue interest at a fixed interest rate for a period of ten years whereupon the Notes will convert to a floating rate.  The Issuer will have the right to defer any interest payment on the Notes for up to five consecutive years per deferral period. The Notes will be guaranteed by AerCap Holdings N.V. and certain of its subsidiaries.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy the Company’s ordinary shares or any other securities, nor shall there be any offer, solicitation or sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About AerCap Holdings N.V.

AerCap is the global leader in aircraft leasing with approximately 1,640 owned, managed or on order aircraft in its portfolio. AerCap has one of the most attractive order books in the industry. AerCap serves over 200 customers in approximately 90 countries with comprehensive fleet solutions and provides part-out and engine leasing services through its subsidiary, AeroTurbine. AerCap is listed on the New York Stock Exchange (AER) and has its headquarters in Amsterdam with offices in Dublin, Los Angeles, Shannon, Fort Lauderdale, Miami, Singapore, Shanghai, Abu Dhabi, Seattle and Toulouse.

Forward Looking Statements

This press release contains certain statements, estimates and forecasts with respect to future performance and events. These statements, estimates and forecasts are “forward-looking statements”. In some cases, forward-looking statements can be identified by the use of forward-looking terminology such as “may,” “might,” “should,” “expect,” “plan,” “intend,” “estimate,” “anticipate,” “believe,” “predict,” “potential” or “continue” or the negatives thereof or variations thereon or similar terminology. All statements other than statements of historical fact included in this press release are forward-looking statements and are based on various underlying assumptions and expectations and are subject to known and unknown risks, uncertainties and assumptions, may include projections of our future financial performance based on our growth strategies and anticipated trends in our business. These statements are only predictions based on our current expectations and projections about future events. There are important factors that could cause our actual results, level of activity performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied in the forward-looking statements. As a result, there can be no assurance that the forward-looking statements included in this press release will prove to be accurate or correct. In light of these risks, uncertainties and assumptions, the future performance or events described in the forward-looking statements in this press release might not occur. Accordingly, you should not rely upon forward-looking statements as a prediction of actual results and we do not assume any responsibility for the accuracy or completeness of any of these forward-looking statements. We do not undertake any obligation to, and will not, update any forward-looking statements, whether as a result of new information, future events or otherwise.

For more information regarding AerCap and to be added to our email distribution list, please visit http://www.aercap.com.